UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2017 (January 6, 2017)

ASTA FUNDING, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35637	22-3388607
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Sylvan Avenue, Englewood Cliffs, New Jersey (Address of principal executive offices)	07632 (Zip Code)

Registrant’s telephone number, including area code: 201-567-5648
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01     Entry into a Material Definitive Agreement.

Settlement Agreement

On January 6, 2017, Asta Funding, Inc. (“Asta” or the “Company”) entered into a settlement agreement (the “Settlement Agreement”) with The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove”) and, for limited purposes stated therein, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Family”).

The Settlement Agreement provides that, within ten business days following the date of the Settlement Agreement, the Company will commence a self-tender offer (“Tender Offer”) to repurchase for cash 5,314,009 shares of its common stock at a purchase price of $10.35 per share. The Tender Offer will expire no later than February 28, 2017. Pursuant to the Settlement Agreement, Mangrove will tender its 4,005,701 shares for purchase by the Company. The Stern Family has agreed not to tender any of their shares in the Tender Offer. In addition, pursuant to a securities purchase agreement dated January 6, 2017 between Mangrove and Gary Stern, Gary Stern will purchase any remaining shares owned by Mangrove eleven business days following the closing of the Tender Offer for $10.35 per share.

The Settlement Agreement includes customary standstill and related provisions. Mangrove and the Company also agreed on a mutual release of claims.

The Settlement Agreement is terminable by either the Company or Mangrove by written notice at any time after the close of business on the second anniversary of the Settlement Agreement. The Settlement Agreement will also terminate if the Tender Offer does not close on or before February 28, 2017 or the Company amends the terms of the Tender Offer in a manner adverse to Mangrove.

The above summary of the Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Voting Agreement

In connection with the Settlement Agreement, the Company also entered into a Voting Agreement dated January 6, 2017 (the “Voting Agreement”) with Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Stockholders”). The Voting Agreement provides that the Stern Stockholders will not have the right to vote more than 49% of the Company’s total outstanding shares, and any additional shares held by the Stern Stockholders will be voted in a manner proportionate to the votes of the outstanding shares not held by the Stern Stockholders.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 5.03     Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As contemplated by the Settlement Agreement, the board of directors of the Company (the “Board”) unanimously approved an amendment dated January 6, 2017 (“Amendment”) to the Company’s Amended and Restated By-laws. The Amendment provides that at least half of the Board will consist of independent directors and a lead independent director will be elected from among the independent directors. The Amendment will terminate on the earlier of January 6, 2019 or when the Company ceases to be a publicly traded company or a reporting company subject to Section 13 or 15(d) of the Securities Exchange Act of 1934.

The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 3.1 and incorporated by reference herein.

Item 8.01      Other Events.

On January 9, 2017, the Company issued a press release announcing the entry into the Settlement Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Asta or any other securities. The Tender Offer described in this communication has not yet commenced. At the time the Tender Offer is commenced, Asta will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Asta intends to distribute to its stockholder and file with the SEC. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Investors and stockholders may obtain a free copy of these materials (when available) and other documents that Asta intends to file with the SEC at the website maintained by the SEC at www.sec.gov or by calling the information agent (to be identified at the time the offer is made) for the Tender Offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the Tender Offer.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
3.1	Amendment to the Amended and Restated By-laws of Asta Funding, Inc., effective January 6, 2017
10.1

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding. Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC

10.2	Voting Agreement dated January 6, 2017, by and among Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC
99.1	Press release, dated January 9, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTA FUNDING, INC.

Date: January 9, 2017	By:	/s/ Bruce R. Foster
Bruce R. Foster
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
3.1	First Amendment to the Amended and Restated By-laws of Asta Funding, Inc., effective January 6, 2017
10.1

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding. Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC

10.2	Voting Agreement dated January 6, 2017, by and among Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC
99.1	Press release, dated January 9, 2017